

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Mohammed Irgan Rafimiya Kazi
Chief Executive Officer
WARPSPEED TAXI INC.
9436 W. Lake Mead Blvd., Ste. 5-53
Las Vegas NV 89134-8340

>   **Re: WARPSPEED TAXI INC.**
>   **Registration Statement on Form S-1**
>   **Filed January 28, 2021**
>   **File No. 333-252505**

Dear Mr. Kazi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 28, 2021

Dilution, page 10

1. Please revise your disclosure to calculate the dilution to new shareholders for each of the offering scenarios (i.e., 25%, 50%, etc).

Business Overview, page 14

2. We note your disclosure that you acquired your ridesharing application in its current stage of development from another company for $300,000. Section 2.2 of the Asset Purchase Agreement related to this sale, filed as Exhibit 10.1 to the registration statement, provides that all operational data and databases relating to the application is jointly owned by you and the company from which you purchased the application. Please disclose this in your prospectus.

Mohammed Irgan Rafimiya Kazi
WARPSPEED TAXI INC.
February 22, 2021
Page 2

3. Please add disclosure discussing the planned fee structure for your ride sharing and food delivery services and how you plan to generate revenue accordingly. If you do not yet know, please disclose that is the case.

Security Ownership of Certain Beneficial Owners and Management, page 25

4. Please revise your tabular disclosure to show beneficial ownership before and after the offering. In addition, please revise the table to clarify that Mr. Kazi and Ms. Malenko are the beneficial owners of the company stock owned by Cyber Apps World, Inc. and therefore own 100% of the company's stock; in this regard, the disclosure that Mr. Kazi owns 0% of the company's stock and Ms. Malenko owns 41.5% of the company's stock appears to be misleading.

Exhibit 5.1

5. Please revise the legal opinion to remove the statement that it may not be relied upon "by any other persons. . . except as to auditors, counsel, and appropriate governmental and regulatory authorities." In this regard, we note that purchasers of the securities in the offering are entitiled to rely on the opinion.

General

6. As you do on page 19, please disclose that you are a shell company on your prospectus cover page and include an additional risk factor that highlights the risks associated with your shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

7. Please revise your filing to discuss the expected impact of the COVID-19 pandemic on your business operations and financial position. For example, please discuss the impact that the COVID-19 pandemic has had and will have on the demand for ride sharing services (including how such impact may change once the pandemic is over), any known trends or uncertainties relating to the pandemic's effect on your expected revenues, and the risks associated with the COVID-19 pandemic.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greg Yanke, Esq.